May 11, 2012

Mr. Brian McAllister
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. McAllister:

FILE NO. 000-29948
FORM 20-F DATED FEBRUARY 28, 2011
FILED SEPTEMBER 30, 2011

In response to your letter dated April 3, 2012, this letter addresses your staff issues as follows:

1.	Item 15B

Management’s assessment of the effectiveness of internal control over the financial reporting as of February 28, 2011, specifically the comparative year ended February 28, 2010, concluded that there were not effective internal controls over financial reporting.  The specific area of accounting for the restatement involved future taxation liability issues.

The Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

During the preparation of the Company’s February 28, 2011 annual financial statements, the Company determined that a restatement of its previously issued financial statements was necessary as a result of a material weakness in the Company’s internal control over financial reporting.  Management investigated the cause of the restatement and determined that there was a material weakness in the Company’s internal control over financial reporting as of February 28, 2011 because the controls related to the preparation and review of the reconciliation to United States generally accepted accounting principles did not operate effectively.  Specifically, we determined that there were not sufficient personnel to perform in-depth analysis and review of the accounting for complex income tax transactions and non-routine transactions related to the Nevoro asset acquisition under US GAAP. This deficiency resulted in a material adjustment to the US GAAP reconciliation note in the 2010 financial statements related to the accounting for future income tax liabilities and adjustments related to transaction costs related to the Nevoro acquisition which should have been capitalized rather than expensed as was previously done and differences in accounting for flow-through shares between Canadian and US GAAP.  The impact of these adjustments resulted in a decrease in net loss previously reported under US GAAP for the year ended February 28, 2010 of $3,075,000 and an increase in shareholders’ equity previously reported under US GAAP of $5,240,000 as at February 28, 2010.  This control deficiency results in a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on timely basis.

Subsequently, during fiscal 2011 the Company initiated additional resources and training to ensure proper compliance to reporting standards for taxation issues together with the related internal controls.

2.	Item 16F

Yes, the Company changed auditors from PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”) to KPMG LLP, Chartered Accountants effective July 13, 2010 as per the attached letter. The fiscal 2010 audit opinion dated June 11, 2010 was issued prior to the resignation of PwC. This change in auditors was an oversight in the amended filing of Form 20-F. Please find attached a change of auditor notice dated June 9, 2010.

3.	Exhibit 99.1 Report of Independent

         Registered Public Accounting Firm, Page 1

This is confirmed by our auditors, KPMG.  The third paragraph should read “results of operations and consolidated cash flows for the year ended February 28, 2011” not “February 28, 2010”. This is a typographical error.

The filing of our upcoming Form 20-F, due by June 30, 2012 for the year ended February 29, 2012, will include a correction for this dating error.

Please be advised that we will be filing a new Form 20-F for our fiscal year ended February 28, 2012 by June 30, 2012.  This filing will include all the necessary company disclosures required to provide facts and information concerning your three issues above.

Therefore management requests that it is not necessary to re-file the Form 20-F for the year ended February 28, 2011 and instead rely upon the disclosure provided in our upcoming Form 20-F filing for the year ended February 29, 2012.

Yours truly,

Signed by: /s/ Wayne Fraser
             Wayne Fraser,
                Interim Chief Financial Officer.